UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-170902
Commission File Number: 333-157570

THE STANDARD & POOR’S 401(K) SAVINGS AND PROFIT SHARING PLAN
FOR REPRESENTED EMPLOYEES

S&P Global Inc.
55 Water Street
New York, New York 10041
(212) 438-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests in The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees
(Title of each class of security covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None
Effective March 26, 2018, The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (the “Predecessor Plan”) was merged into The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries (the “S&P Global 401(k) Plan”), with the S&P Global 401(k) Plan as the surviving plan. As a result, the Predecessor Plan ceased to exist and the interests in the Predecessor Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. This Form 15 has been filed to suspend the Predecessor Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Predecessor Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (by The 401(k) Savings and Profit Sharing Plan of S&P Global Inc. and Its Subsidiaries, as successor in interest to the Predecessor Plan)

Date: June 26, 2018	By:	/s/ Peter Palma
	Name:	Peter Palma
	Title:	Vice President, Global Benefits, Payroll & Executive Compensation, Plan Administrator